EXHIBIT 1.1

FOR:	BIO-REFERENCE LABORATORIES, INC.

CONTACT:	Tara Mackay, Investor Relations
(201) 791-2600
(201) 791-1941 (fax)
tmackay@bioreference.com

For Immediate Release

BRLI Announces InCellDx Investment and Launch of

GenCerv test through its GenPath Women’s Health Laboratory

GenCerv screening expected to reduce unnecessary and risky colposcopy and biopsy procedures

Elmwood Park, NJ, April 30, 2012 — Bio-Reference Laboratories, Inc. (“BRLI”) (NASDAQ - BRLI) announced today that it has completed an equity investment in InCellDx, Inc. (“InCellDx”), a privately held molecular diagnostics start-up company dedicated to the detection and monitoring of life -threatening diseases such as cervical cancer, breast cancer, HIV/AIDs, hepatitis and organ transplant rejection.  In addition, BRLI’s GenPath Women’s Health has developed and launched a new test called GenCerv, based on the InCellDx’s patented and proprietary HPV mRNA quantification technology.

“95% of women who test positive for high-risk HPV do not progress to cervical cancer. We believe the GenCerv test will help physicians identify the subset of HPV DNA positive patients that progress to cervical cancer,” said Bruce Patterson, MD, CEO and founder of InCellDx. “Our technology is being used extensively in Europe and we look forward to working with BRLI and GenPath Women’s Health as we seek to reach our full potential.”

InCellDx technology enables quantification of molecular biomarkers inside intact cells using cell-based instruments and in-situ hybridization.  This process allows protein and gene expression to be measured by distinct cell type aiding in both diagnosis and disease localization. GenPath adapted this technology for the quantification of E6/E7 mRNA in HPV.

“We believe that the science behind InCellDx is compelling. HPV is a surrogate for the disease process that results in cervical cancer. By allowing for the quantification of E6 and E7 oncogene overexpression, our assay based on InCellDx technology seeks to track the neoplastic process; therefore, it is not about the infection, it’s about the disease” said Marc Grodman, MD, President and CEO of BRLI. “We anticipate that this technology, which has been well reviewed in academic publications, should not only improve the specificity that accompanies HPV testing, but also should be cost effective in identifying those HPV cases that do not progress to cervical cancer.”

GenPath launched the GenCerv HPV E6/E7 oncogene quantification assay this month and it is available to GenPath physician customers throughout the United States. “We are proud to have been able to develop a test based on this technology,” said James Weisberger, MD, Chief Medical Officer and Laboratory Director of GenPath. “We believe that this test has a high positive predictive value for high grade cervical dysplasia in cervical biopsies. We expect that quantitative HPV E6/E7 testing will provide information that should limit the colposcopies and cervical biopsies performed to a higher percentage of those cases where there is a high clinical probability of the HPV infection progressing to cervical cancer.”

BRLI has entered into an agreement with InCellDx, a Delaware corporation having its place of business in Menlo Park, California, pursuant to which BRLI has purchased for $6 million ($4 million cash investment and $2 million by promissory note) shares of preferred stock and warrants representing between 20% and 25% of InCellDx, depending on dilution resulting from the exercise of outstanding options. The promissory note is payable to InCellDx on an as-needed basis and the amount of the note and corresponding number of shares and warrants will be proportionately reduced if the entire $2 million is not needed. BRLI expects to invest the entire $2 million within the next six months. Dr. Grodman will be chairman of the board of directors of InCellDx and Charles T. Todd of BRLI will also be appointed to the six person InCellDx board.  InCellDx had total revenues in 2011 of approximately $1,121,000.

BRLI is filing an 8-K providing further details on its investment in InCellDx.

About Bio-Reference Laboratories, Inc.

BRLI is a clinical testing laboratory offering testing, information and related services to physician offices, clinics, hospitals, employers and governmental units.  We believe that we are the fourth largest full-service laboratory in the United States and the largest independent regional laboratory in the Northeastern market.  BRLI offers a comprehensive list of laboratory testing services utilized by healthcare providers in the detection, diagnosis, evaluation, monitoring and treatment of diseases.  BRLI primarily focuses on esoteric testing, molecular diagnostics, anatomical pathology, women’s health and correctional health care.

About InCellDx, Inc.

InCellDx, Inc. is a molecular diagnostics company dedicated to the detection and monitoring of life threatening diseases such as cervical cancer, breast cancer, HIV/AIDs, hepatitis and organ transplant rejection.

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